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RANDGOLD RESOURCES CHANGES NASDAQ SYMBOL TO "GOLD"

New York, 2 December 2002 - Randgold Resources has changed its Nasdaq trading symbol from RRUS to GOLD with effect from 3 December 2002, the company announced today. It had staked a claim to the sought-after symbol, then not yet available, at the time of its listing in July this year.

Since the listing, the company's share price has increased by more than 30%, making it one of this year's top-performing newcomers to Nasdaq. Just under 3 million of its shares have traded on Nasdaq over that period. Chief executive Dr Mark Bristow said these figures showed the Nasdaq listing and the related IPO had achieved the company's objectives of improving its rating and enhancing liquidity.

Randgold Resources has gold mining and exploration interests in West Africa. It is incorporated in Jersey in the Channel Islands and has its primary listing on the London Stock Exchange, where its ordinary shares' trading symbol remains RRS. The ADR code in London will now also change from RRUS.L to GOLD.L.


Issued on behalf of Randgold Resources Limited by du Plessis Associates.
dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: (0)83 266-5847 or e-mail randgoldresources@dpapr.com. Further details can be found at www.randgoldresources.com



DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.